Premier Media Service Inc.
1046 E. University Dr.
Mesa, AZ. 85203
(480) 649-8224

January 14, 2010

John Rossi
Garb Oil & Power Corporation
1588 South Main Street Suite 200
Salt Lake City, UT 84115

RE:           Public Relations Consulting Agreement

Dear Sir:

This will confirm the arrangement, terms and conditions pursuant to which Premier Media Services Inc., [and its affiliates,] ([collectively,] “PMSI” or the “Consultant”) has been retained to serve as a public relations consultant to Garb Oil & Power Corporation GARB.OB (the “Client” or the “Company”), on a non-exclusive basis.  This agreement shall have a term of six months (6 months) from the date hereof

The undersigned hereby agree to the following terms and conditions

Duties of the Consultant
(a)           The Consultant shall, at the request of the Company, upon reasonable notice, provide such public relations consulting services and advice as the Company may from time to time reasonably request.  Without limiting the generality of the foregoing, the Consultant may provide recommendations to the Company concerning the following public relations and related matters: (i) rendering advice and assistance to the Company in connection with the preparation of its corporate imaging and press releases; (ii) advising the Company with respect to public relations / investor relations; (iii) arranging meetings, at appropriate times, with securities analysts of appropriate investment banking firms; stock brokers and investment clubs (iv) rendering advice with regard to (A) changes in the Company's capitalization, (b) In addition to the foregoing, the Company may request that the Consultant furnish advice with regard to (i) the formation of corporate goals and their implementation; (ii) the Company’s public relations structure and its divisions and subsidiaries; and (iii) securing, when necessary, additional financing through banks and/or insurance companies.(c) The services described in this Section 1 shall be rendered by the Consultant without any direct supervision by the Company and at such time and place and in such manner (whether by conference, telephone, letter or otherwise) as the Consultant may determine.

Compensation
As compensation for the Consultant’s services to the Company and its Subsidiaries hereunder, the Company shall pay the Consultant for the first three months a monthly fee of $7,500.00 in cash or $12,500.00 in stock [which shall be paid upon the execution of this agreement, and monthly thereafter for the remaining period of this Agreement. (i) 500,000 shares of newly issued restricted rule 144 shares of Common Stock. As additional compensation for the Consultant’s services hereunder, the Company shall issue and deliver to the Consultant, or its designee(s), promptly upon execution of this Agreement  (ii) an option to purchase _100,000_ shares of Common Stock with an exercise price of $_.15_ per share; an option to purchase _100,000_ shares of Common Stock with an exercise price of $_.25_ per share; an option to purchase _100,000 shares of Common Stock with an exercise price of $.35 per share; an option to purchase 100,000 shares of Common Stock with an exercise price of $.50_ per share and an option to purchase 100,000 shares of Common Stock with an exercise price of $_1.00_ per share, with each option exercisable for (5) years from the date this agreement is executed, in the form of the Option Agreement annexed as Exhibit A

Transaction Fees
 PMSI agrees to make reasonable efforts to organize and supervise meetings with Candidates.  Client hereby agrees that in the event it engages in a Business Opportunity with any Candidate, Client will pay a Transaction Fee to PMSI according to the following.

The parties agree and acknowledge that Client shall have sole discretion to negotiate and determine the compensation it pays to any Candidate in connection with a Business Opportunity and that PMSI shall not be authorized or entitled to negotiate, communicate or make any representation on Client's behalf without Client's prior consent.

(b)           In connection with the public relations consulting services described in Section 1 above, the Consultant may, from time to time, bring the Company and/or any of its Subsidiaries in contact with persons, whether individuals or entities, that may be suitable candidates to purchase substantially all of the stock or assets of the Company and/or such Subsidiary, to have substantially all of its stock or assets purchased by the Company or such Subsidiary, to merge with the Company or such Subsidiary, or to enter into a joint venture or other transaction with the Company or such Subsidiary (each, an “M&A Transaction”).  If, during the term hereof, the Company or any of its Subsidiaries enters into an agreement with any such persons or their affiliates, or with any persons introduced to the Company or any of its Subsidiaries or affiliates by any such persons or their affiliates, pursuant to which the Company or any of its Subsidiaries enters into an M&A Transaction, or if the Company or any of its Subsidiaries enters into an M&A Transaction with any of the foregoing persons within one year following any termination of the term of this agreement, the Company shall pay to the Consultant, in accordance with the formula set forth below, compensation based on the aggregate value of the consideration, whether in cash, securities, assumption of (or purchase subject to) debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees), or other property, obligations or services, paid or payable, directly or indirectly (in escrow or otherwise), or otherwise assumed in connection with such M&A Transaction (the “Consideration”).

The compensation to be paid shall be paid upon the closing of the M&A Transaction (except that, if any part of the Consideration is in the form of contingent payments to be calculated by reference to uncertain future occurrences, such as future public relations or business performance, then the portion of the fees of the Consultant relating to such part of the Consideration shall be payable at the earlier of (i) the receipt or payment of such Consideration or (ii) the time that the amount of such Consideration can be determined), by certified check or wire transfer of immediately available funds, in the following amounts: 5% of the first $2 million of the Consideration; 4% of the Consideration in excess of $2 million and up to $4 million; 3% of the Consideration in excess of $4 million and up to $6 million; 2% of the Consideration in excess of $6 million and up to $8 million; and 1½ % of the Consideration in excess of $8 million.

For the purposes hereof, with respect to any person or entity, the term “Subsidiary” shall mean any corporation, limited liability company or other entity of which more than 20% of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is, at the time, owned or controlled, directly or indirectly, by that person or entity or one or more subsidiaries of that person or entity, or a combination thereof, either on or after the date hereof.

Syndication Service.

The Consultant’s syndication services will begin with distribution of Company research, and sponsorship of Company presentations, through Consultant’s membership in, or association with, several investment banking or investor related organizations including:

•	National Investment Bankers Assoc. (“NIBA”);
•	Public relations Services Exchange (“FSX”);
•	Southern California Investment Assoc. (“SCIA”);
•	New York Discovery Expo;
•	Las Vegas Money Show; and others.

Each association represents substantial numbers of industry contacts, institutions, brokers, analysts and investors.  The Consultant will serve as “Company Sponsor” to these organizations, and at the request of the Company, will be scheduled and guided through the process of presentation and follow-up.   Additionally, the Consultant shall make introductions of the Company to its network of IR firms, PR firms, internet firms, promoters, industry or investment publications and other outside service providers.  We may also, from time to time, organize and conduct traditional road shows, broker luncheons, and/or investor presentations, and may further utilize certain technologies including virtual road shows, teleconferencing and/or mass email/faxing, for added convenience and ability to reach large audiences.

The syndication services described in this section will typically involve additional fees, costs and/or expenses on behalf of the Company for participation in such events, or to engage services from outside vendors introduced by us.  Compensation under this Agreement is for the Consultant’s time, contacts, memberships, and marketing services provided.  Compensation under this Agreement is not inclusive of conference fees, T & E expenses, meals, lodging, printing or publication costs, postage, or outside service provider’s fees.  Any such fees or expenses shall only be incurred at the written request of the Company, on a case-by-case basis, and shall be paid by the Company, or reimbursed to Consultant by the Company.

1.  Available Time.

The Consultant shall make available such time as it, in its sole discretion, shall deem appropriate for the performance of its obligations under this agreement and may, in certain circumstances, be entitled to additional compensation in connection therewith.

2.  Relationship.

Nothing herein shall constitute the Consultant as an employee or agent of the Company, except to such extent as might hereinafter agreed upon for a particular purpose.  Except as might hereinafter be expressly agreed, the Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

3.  Entire Agreement.

This agreement, including the schedules and exhibits hereto, contains the entire agreement of the parties and supersedes all other agreements and understandings, oral or written, with respect to the matters contained herein.

4.  No Waiver.

No act, omission or delay by the Consultant shall constitute a waiver of its rights and remedies hereunder or otherwise.  No single or partial waiver by the Consultant of any default, right or remedy that it may have shall operate as a waiver of any other default, right or remedy, or of the same default, right or remedy on a future occasion.

5.  Assignment.

This agreement shall be binding upon and inure to the benefit of the respective heirs, representatives, successors and assigns of the parties hereto, provided; however, that this agreement may not be assigned by the Company without the prior written consent of the Consultant; provided, further, however, that the Consultant may assign its rights and delegate its duties under this agreement to any affiliate of the Consultant without the consent of the Company.  As used in the preceding sentence, the term “affiliate” shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act.

6.  Waiver of Jury Trial and Setoff; Consent to Jurisdiction; Etc.

(a)           In any litigation in any court with respect to, in connection with, or arising out of this agreement or any instrument or document delivered pursuant to this agreement, or the validity, protection, interpretation, collection or enforcement hereof or thereof, or any other claim or dispute howsoever arising, between the Company, on the one hand, and the Consultant on the other hand, the Company, to the fullest extent it may legally do so, (i) waives the right to interpose any setoff, recoupment, counterclaim or cross-claim in connection with any such litigation, irrespective of the nature of such setoff, recoupment, counterclaim or cross-claim, unless such setoff, recoupment, counterclaim or cross-claim could not, by reason of any applicable federal or state procedural laws, be interposed, pleaded or alleged in any other action and (ii) waives trial by jury in connection with any such litigation and any right it may have to claim or recover in any such litigation any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. the company agrees that this section 9(a) is a specific and material aspect of this agreement and acknowledges that the consultant would not enter into this agreement if this section 9(a) were not part of this agreement.

(b)           The Company hereby irrevocably consents to the exclusive jurisdiction of any State or Federal Court located within the County of [Maricopa], State of [Arizona ], in connection with any action or proceeding arising out of or relating to this agreement or any document or instrument delivered pursuant to this agreement or otherwise.  In any such litigation, the Company waives, to the fullest extent it may effectively do so, personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified or registered mail directed to the Company, at its address on the first page hereof.  The Company hereby waives, to the fullest extent it may effectively do so, the defenses of forum non conveniens and improper venue.

7.  Governing Law.

This agreement shall be deemed to be a contract made under the laws of the State of Arizona and for all purposes shall be construed in accordance with the laws of said State.

8.  Indemnity.

The Company agrees to indemnify the Consultant, its affiliates and all related persons, in accordance with the indemnification rider annexed hereto as Schedule A, the provisions of which are incorporated herein in their entirety.

This agreement may not be altered or amended except in a writing signed by both parties. The Company represents and warrants that neither the execution and delivery of this agreement by the Company nor the consummation of the transactions contemplated hereby will, directly or indirectly, with or without the giving of notice or lapse of time, or both: (i) violate any provisions of the Certificate of Incorporation or By-laws of the Company; or (ii) violate, or be in conflict with, or constitute a default under, any agreement, lease, mortgage, debt or obligation of the Company or require the payment, any pre-payment or other penalty with respect thereto.

If the foregoing correctly sets forth the terms of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter agreement, along with a check made payable to Premier Media Services Inc. and securities registered as requested, and in the appropriate amounts, as per the terms of this letter agreement.

Premier Media Services Inc.
                             ic Reference]
By:  /s/ Kelly M. Black
        Kelly M. Black, President
ACCEPTED AND AGREED TO

This ___ day of _____ 2010

By:
Signature / Title:

John Rossi, CEO
Garb Oil & Power Corporation
1588 South Main Street Suite 200
Salt Lake City, UT 84115

SCHEDULE A

INDEMNIFICATION

Recognizing that matters of the type contemplated in this engagement sometimes result in litigation and that our role is marketing, the Company agrees to indemnify and hold harmless PMSI, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the “Indemnified Parties”), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, financing, proposal or any other matter (collectively, the “Matters”) contemplated by the engagement of PMSI hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by the engagement of PMSI hereunder, or any action or proceeding arising therefrom (collectively, “Proceedings”), whether or not such Indemnified Party is a formal party to any such Proceeding. Notwithstanding the foregoing, the Company shall not be liable in respect of any losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of an Indemnified Party. The Company further agrees that it will not, without the prior written consent of PMSI, settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not PMSI or any Indemnified Party is an actual or potential party to such Proceeding), unless such settlement, compromise or consent includes an unconditional release of PMSI and each other Indemnified Party hereunder from all liability arising out of such Proceeding. In addition, PMSI agrees that it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification is sought under this Agreement, without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

The Company agrees that if any indemnification or reimbursement sought pursuant to this letter is held by a court for any reason to not be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this letter, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its stockholders on the one hand, and PMSI on the other, in connection with the Matters to which such indemnification or reimbursement relates or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties to the Company and/or its stockholders and to PMSI with respect to PMSI’s engagement shall be deemed to be in the same proportion as (i) the total value paid or received or to be paid or received by the Company and/or its stockholders pursuant to the Matters (whether or not consummated) for which PMSI is engaged to render public relations marketing services bears to (ii) the fees paid to PMSI in connection with such engagement. In no event shall the Indemnified Parties contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by PMSI pursuant to such engagement (excluding amounts received by PMSI as reimbursement of expenses).

The indemnity, reimbursement and contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Exchange Act) any party hereto, (iii) any termination or the completion or expiration of this letter or PMSI’s engagement and (iv) whether or not PMSI shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

NEWYORK01 1126334v1 038835-000001